LAS VEGAS FROM HOME.COM

ENTERTAINMENT INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor)

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	September 30	December 31
	2005	2004
	(unaudited)	(audited)
ASSETS
Current
Cash & term deposits	$8,766,516	$-
Marketable securities	383	383
Accounts receivable	1,430,185	1,203,471
Prepaids & security deposits	10,794	102,899

	10,207,878	1,306,753
Due from related parties [note 9(c)]	2,441	371,347
Investments	146,780	—
Equipment & Software Development (note 5)	1,965,917	904,747

Total Assets	$12,323,016	$2,582,847

LIABILITIES
Current
Bank indebtedness	$—	$20,717
Accounts payable & accrued liabilities	1,512,818	1,361,239
Due to related parties [note 9(b)]	44,282	8,525
Other obligations (note 6)	—	516,008
Obligation under capital lease (note 7)	19,904	19,904

	1,577,004	1,926,393
Obligation under capital lease (note 7)	8,371	23,190

	1,585,375	1,949,583

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock [note 8 (b)]	26,635,040	17,299,101
Subscription received	—	750,000
Contributed Surplus [note 8(e)]	2,703,777	2,451,298
Deficit	(18,601,176)	(19,867,135)

	10,737,641	633,264

Total Liabilities & Stockholders’ Equity	$12,323,016	$2,582,847

Commitments (note 12)

On behalf of the Board,

“Bedo H. Kalpakian” “Neil Spellman”

	Three Months ended					Nine Months ended
		September 30				September 30
	2005		2004		2005	2004
	(unaudited)			(unaudited)	(unaudited)	(unaudited)
Revenues	$3,328,733		$	349,445	$8,088,943	$ 907,455
Interest	60,932			1,243	70,657	2,991

	3,389,665			350,688	8,159,600	910,446

Expenses
Advertising and promotion	1,301,083			245,620	3,054,859	464,131
Amortization	114,802			30,166	252,999	79,958
Bank, interest and foreign exchange charges	168,666			(630)	171,792	8,920
Commission fees	3,905			—	28,615	—
Consulting and professional fees	82,619			48,693	317,855	146,943
Donations	25,000			—	50,000	—
Legal, accounting and audit	50,175			11,793	113,836	22,964
License fees	12,091			—	28,643	—
Management fees	90,000			45,000	180,000	135,000
Office	103,115			20,547	256,255	85,219
Net revenue sharing	—			(3,676)	—	83,601
Regulatory and transfer agent fees	10,305			1,889	35,814	8,516
Rent	91,153			65,738	267,607	177,310
Salaries and benefits	523,014			324,427	1,326,355	942,745
Shareholder communication	4,509			527	15,142	5,624
Technical consulting	—			—	—	2,600
Telephone	13,029			8,460	39,342	(9,296)
Transaction fees	228,284			29,311	610,396	49,533
Travel, meals and entertainment	52,058			53,701	241,513	125,443

	2,873,808			881,566	6,991,023	2,329,211
Gain/(loss) before other items	515,857			(530,878)	1,168,577	(1,418,765)

Other items
Purchase and Termination of net revenue sharing Agreement	—			—	—	(381,501)
Write down of marketable securities	—			(27,516)	—	(81,440)
Gain on settlement of debt	—			—	97,382	—
Write off demand loan	—			—	—	(3,800)

	—			(27,516)	97,382	466,741

Net gain/(loss) for period	515,857			(558,394)	1,265,959	(1,885,506)

Deficit, beginning of period	(19,117,033)			(15,550,660)	(19,867,135)	(14,223,548)

Deficit, end of period	(18,601,176)			(16,109,054)	(18,601,176)	(16,109,054)

Weighted average number of shares	83,273,344			55,960,996	83,273,344	55,960,996

Weighted average gain/(loss) per common share	0.006			(0.01)	0.015	(0.03)

	Three Months ended			Nine Months ended
	September 30			September 30
	2005	2004		2005	2004
	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Cash provided by (used for)
Operations
Net gain/(loss)	$515,857	$(558,394)	$	1,265,959	$(1,885,506)
Items not affecting cash
Amortization	114,802	30,166		252,999	79,958
Capitalization of deferred amortization	—	—		7,677	—
Stock-based compensation	102,444	—		252,478	—

	733,103	(528,228)		1,779,113	(1,805,548)

Changes in non-cash working capital:
Receivables	(210,616)	(35,719)		(226,714)	(72,747)
Prepaids	5,208	10,378		92,105	79,017
Receivable from related party	630,800	68,583		371,347	104,401
Payables and accruals	(28,837)	95,006		151,579	411,337
Payable to related parties	41,841	60,413		33,316	66,093

	438,396	198,661		421,633	588,101

	1,171,499	(329,567)		2,200,746	(1,217,447)

Financing
Issuance of common shares for cash	6,794,940	35,715		8,585,940	1,403,917
Capital subscriptions	(1,133,470)	—		—	—
Repayment of capital lease	(5,189)	(4,253)		(14,819)	(10,377)
Other obligations	—	—		(516,008)	—

	5,656,281	31,462		8,055,113	1,393,540

Investing
Equipment	(33,013)	(30,538)		(598,940)	—
Marketable securities	(146,780)	93,357		(146,780)	(143,111)
Additions to software development	(252,549)	—		(722,906)	—
Loss on dissolving of subsidiaries	—	—		—	32,127

	(432,342)	62,819		(1,468,626)	(110,984)

Increase in cash and cash equivalents	6,395,438	(235,286)		8,787,233	65,109
Cash and cash equivalents, beginning of period	2,371,078	300,395		(20,717)	—

Cash and cash equivalents, end of period	8,766,516	65,109		8,766,516	65,109

1.	Nature of Operations and Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a “going concern” basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) is the development and marketing of software for on-line multi-player interactive card games.

During 2002, Action moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. (“Mohawk”) which acts as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve (“Kahnawake”) in Canada.

Kahnawake has reserve status in Canada, which has its own regulations and laws concerning interactive gaming. These regulations allow the Kahnawake Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet. The law in Kahnawake regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawake Gaming Commission issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk. Action is the owner and operator of www.tigergaming.com, www.actionpoker.com, www.atlantisworldpoker.com, www.holycowpoker.com and www.pokerincanada.com . Furthermore, Action hosts and operates other online poker websites on behalf of its licensees.

The gaming and entertainment operations are carried on by Action. The principal revenues of Action are from collecting rakes, licensing fees and royalties.

During 2005, Action has licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com .

Although management believes that the conduct of Internet gaming related activities by Action will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities. If the legality of the Internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The Company has incurred significant operating losses over the past three fiscal years. Management’s efforts are directed at increasing revenues and pursuing opportunities of merit for the Company.

These financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the “going concern” assumption used in preparing these financial statements.

1.	Nature of Operations and Going Concern (continued)

If the “going concern” assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars. These principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America. These unaudited interim financial statements should be read in conjunction with the most recent audited annual financial statements. The significant accounting policies follow that of the most recently reported audited annual financial statements. In the opinion of the Company, its unaudited interim financial statements contain all of the adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.	Significant Accounting Policies

(a)	Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas From Home.com Entertainment Inc., and its wholly-owned subsidiaries Action Poker Gaming Inc. (Antigua), Action Commerce Limited (UK), APG Enterprises Limited (Cyprus), and APG Enterprises (Armenia). All inter-company balances and transactions have been eliminated.

(b)	Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

(c)	Investments

Long term investments in publicly traded companies are carried at cost unless it is determined that there is a permanent impairment in value.

(d)	Amortization

Amortization of property and equipment is calculated on a straight-line basis at the following annual rates:

Office Furniture Computer equipment Automobile Software and development costs	- 20% - 30% - 30% - 5 years

Software development costs are capitalized once technical feasibility has been established and a market has been identified. Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released or pro-rata based upon future revenue projection, whichever creates the greatest amortization expense.

3.	Significant Accounting Policies (continued)

(e)	Stock-based compensation plans

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires all forms of stock based compensation, including stock options to be accounted for using the Fair Value based method and recorded as an expense over the vesting period. Previously, the Company did not record any compensation cost on the granting of stock options to directors, officers, employees and consultants as the exercise price was equal to or greater than the market price at the date of the grants.

(f)	Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis based on agreed terms of licenses and contracts as the services are rendered. Revenues are earned from licensees based on rake splits established in licensee contracts and can vary depending on the licensee. The Company only reports its share of the revenues earned. When a player joins a game, they are charged rake revenue; this amount is non-refundable, therefore the Company recognizes rake revenue as well as rake rate-based license fees revenue at the time a player joins a game. In addition, the Company charges fees to its licensees for administration.

The Company recognizes revenues/losses from its Online Casino once a player loses or wins the wager.

Allowances for non-collection of revenues are made when collectibility becomes uncertain.

(g)	Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants (“CICA”). Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(h)	Player deposits

Player deposits are included in the Company’s Accounts Payables, and represent funds deposited by the Players.

3. Significant Accounting Policies (continued)

(i)	Foreign currency translation

The Company’s functional currency is the Canadian dollar; therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets, liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses, (excluding amortization which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

(j)	Net profit/(loss) per share

Net profit/(loss) per share is calculated using the weighted average number of shares outstanding. The dilutive effect of options and warrants is not reflected in the net profit/(loss) per share for the nine month periods ended September 30, 2005 and 2004.

(k)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

4.	Financial Instruments

(i)	Fair value

The carrying value of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

4.	Financial Instruments (continued)

(iii)	Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(iv)	Translation risk

The Company remeasures the results of foreign operations into
Canadian currency using approximately the average exchange
rate for the year. The exchange rate may vary from time to
time. This risk is minimized to the extent that all
non-Canadian source revenues and expenses are in US dollars.

(v)	Market risk

The Company is exposed to market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5.	Equipment and software development

				September 30	December 31
				2005	2004
			Accumulated	Net	Net
	Cost		Amortization	Book Value	Book Value

Software and	$		$	$	$
development costs		1,959,387	359,623	1,599,764	666,342
Computer equipment		484,859	164,745	320,114	197,560
Automobile		11,420	1,113	10,307	—
Office furniture		6,000	391	5,609	—
Computer equipment under capital lease		64,320	34,197	30,123	40,845

		$2,525,986	$560,069	$1,965,917	$904,747

During 2001, the Company commenced developing its own multi-player interactive card games software. Amortization commenced in 2002 as the software was commercially released during the year. For the nine month period ended September 30, 2005, the amount of $722,906 has been capitalized under software and development costs. Amortization expense of $185,085 has been applied to the costs capitalized for the nine month period ended September 30, 2005.

6. Other obligations

Other obligations are comprised of the following:

	September 30, 2005		December 31,
			2004
Loan from International Interactive Ventures	$		$
(“Interactive”)		—	275,608
License fee from settlement		—	240,400

		$—	$516,008

(a)	Pursuant to a Loan Agreement, the Loan from Interactive of US $250,000 (Cdn $275,608) was obtained in June, 2004, and was payable in monthly instalments equal to 5% of Action’s revenues for the first twelve months and 10% of Action’s revenues thereafter until the repayment of the loan. The entire amount was fully repaid by the Company on March 15, 2005. In lieu of interest, the Company was obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of twelve months. Bonus payments totalling US $20,709 were made up to October, 2004. On April 15, 2005, as consideration for the early repayment of the Loan by the Company, Interactive cancelled the Loan Agreement and has forever forgiven all outstanding and future bonus payments that were payable pursuant to the Loan Agreement.

(b)	The license fee from settlement of US $200,000 was the maximum amount of a series of royalty payments that were payable to an arm’s length third party (the “Third Party”) as follows:

• Four equal instalments of US $25,000 until November 2, 2005;

•	Quarterly payments of US $10,000 for every US $1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005 for up to US $5,000,000 of Las Vegas’ cumulative rake revenues; and,

•	A single payment of US $50,000 for the first subsequent US $5,000,000 of Las Vegas’ cumulative rake revenues after the above mentioned US $5,000,000 would have been reached.

On May 6, 2005, the Company and the Third Party entered into a Modification to “License and Settlement Agreement” of February 17, 2005, whereby the Company paid one final payment of US $90,000 as full and final settlement, and complete release of all the Company’s royalty obligations. As a result, the Company recorded a gain of Cdn $97,382 in its statement of operations and deficit for the nine month period ended September 30, 2005.

Prior to May 6, 2005, the Company had paid US $25,000 to the Third Party.

7. Obligation under capital lease

The following is the schedule of future minimum lease payments under capital lease:

Amount
2005	$ 6,426
2006	22,811
2007	2,556

Total minimum lease payments	$31,793
Less: Amount representing interest and executory costs	3,518

Present value of net minimum lease payments	$28,275
Less: Current portion	19,904

Obligation under capital lease	$8,371

A certain portion of the Obligation under capital lease has been personally guaranteed by the Company’s President, Jacob H. Kalpakian.

8.	Capital stock

At the Annual and Special General Meeting of the Company’s shareholders which was held on June 30, 2005, the shareholders approved the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and in substitution, the shareholders approved the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia). Furthermore, the shareholders approved the increase of the Company’s authorized share capital to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value.

(a)	Authorized: Unlimited number of common shares and an unlimited number of preferred shares, in each case, without nominal or par value. There are no preferred shares issued.

(b)	Changes in capital stock:

	September 30, 2005		December 31, 2004
	Number		Number
	of Shares	Amount	of Shares	Amount
Balance beginning of period	69,858,678	$17,299,101	52,033,270	$14,345,780
Exercise of stock options for cash	2,487,500	420,250	2,375,408	424,318
Exercise of warrants for cash	2,430,000	428,000	—	—
Reclassification of contributed surplus on exercise of options	—	—	—	251,003
Private placements
net proceeds	17,485,500	8,487,689	15,450,000	2,278,000

Balance end of period	92,261,678	$26,635,040	69,858,678	$17,299,101

8. Capital Stock (continued)

During the nine month period ended September 30, 2005, the Company issued 2,487,500 common  shares of the Company to directors, employees and consultants as a result of the exercising of stock options at prices ranging from $0.12 to $0.19 per common share for total proceeds to the Company of $420,250.

During the nine month period ended September 30, 2005, the Company issued 2,430,000 common  shares of the Company to various warrant holders as a result of the exercising of warrants at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $428,000.

The Company entered into non-brokered private placement agreements dated December 13, 2004, to issue 5,000,000 units at $0.20 per unit, each unit consisting of one common share and one-half of one share purchase warrant, each whole share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 per common share for a period of 24 months. As of January 7, 2005, all 5,000,000 units were issued.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a “bought-deal” underwritten private placement of Subscription Receipts (the “Brokered Offering”). The Brokered Offering closed on May 13, 2005, and on June 30, 2005, at the Company’s Annual and Special General Meeting, the Company’s shareholders approved the increase of the authorized share capital of the Company to an unlimited number of common  shares and an unlimited number of preferred shares, in each case without nominal or par value. As a result, and during the third quarter period ended September 30, 2005, the Company issued 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering. Total net proceeds received by the Company were $7,487,689. The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit. Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant. One whole share purchase warrant is required to purchase one additional common share at $1.00 per share. All share purchase warrants expire on May 13, 2007. The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time, the share purchase warrants commenced trading on the TSX Venture Exchange under the symbol LVH.WT.

During the first quarter of 2005, the Company had received, from a third party, a subscription for the securities of the Company in the amount of $450,000 which was not accepted by the Company and such amount was returned by the Company to the third party on July 25, 2005.

(c) Stock Options

At the Annual and Special General Meeting of the Company’s shareholders which was held on June 30, 2005, the shareholders approved the amendment to the Company’s 2004 Stock Option Plan by increasing the maximum number of common shares which may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”). Pursuant to the Company’s Amended 2004 Stock Option Plan which has received TSX Venture Exchange approval, the Company grants

8.	Capital stock (continued)

stock options to employees, directors, officers and consultants. The following summarizes the employees’, directors’ and consultants’ stock options that have been granted, exercised, cancelled and expired during the nine month period ended September 30, 2005:

	Number of Stock	Exercise
Stock Options	Options	Price $
Balance beginning of period	11,165,592	0.12 to 0.20
Options granted	1,750,000	0.20 to 0.46
Options exercised	(2,487,500)	0.12 to 0.19
Options cancelled	(116,000)	0.12 to 0.19

Balance end of period	10,312,092	0.12 to 0.46

(d)	Warrants

The following summarizes warrants that have been issued, exercised or have expired during the nine month period ended September 30, 2005. All of the warrants have been issued in connection with the sale of common shares of the company, unless otherwise stated:

Warrants	Number of Warrants	Exercise Price $
Balance beginning of period	6,645,000	0.10 to 0.20
Warrants exercised	(2,430,000)	0.10 to 0.25
Warrants issued	*8,742,750	0.25 to 1.00
Warrants expired	—	n/a

Balance end of period	12,957,750	0.10 to 1.00

*Of which 6,242,750 warrants commenced trading on the TSX Venture Exchange under the trading symbol “LVH.WT”effective at the opening on September 14, 2005. Each warrant entitles the holder to purchase one common share at a price of $1.00 per share and will expire on May 13, 2007.

8. Capital stock (continued)

(e) Contributed Surplus –Stock Option compensation

The Company applies the fair value method using the Black-Scholes options model in accounting for its stock options granted to directors, officers, employees and consultants, and accordingly, stock option compensation of $252,478 was recognized as an expense. This amount is credited to contributed surplus and then subsequently transferred to capital stock on exercise of the options.

The fair value of each option grant is
calculated using the following weighted
average assumptions:
Expected life (years)	2
Interest rate	3.00%
Volatility	221.50%
Dividend yield	0.00%

9.	Related party transactions

(a)	Pursuant to a Licensing Agreement dated November 4, 2002, the Company received a payment of $200,000 from Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.) [“Bronx”], a company related by common management, directors and officers. This payment represented Bronx’s sole contribution towards the software development cost for three online card games (the “three card games Software”). The Company and Bronx have equal ownership of the three card games Software. The Company’s Antiguan subsidiary is the operator of the three card games Software and receives 60% of all revenues generated from the operations of the three card games Software. Bronx receives the remaining 40%. In respect to this transaction, the Company received the approval of the TSX Venture Exchange on November 21, 2002. For the nine month period ended September 30, 2005, the Company has paid to Bronx $349,456 which represents Bronx’s 40% share of revenues generated from the three card games Software (2004: $79,627).

(b) Due to related parties
September 30,		December 31,
2005		2004
Due to Directors -		8,525
Due to Bronx Ventures Inc. 44,282		-

$44,282	$	8,525

Amounts payable to directors are for travel expenses incurred on behalf of the Company.

9.	Related party transactions (continued)

(c) Due from related parties
September 30,	December 31,
2005	2004
Bronx Ventures Inc.(held in trust) 2,441	$371,347

$ 2,441	$ 371,347

The Amount of $2,441 is held in trust for the Company by Bronx which is a receivable from Bronx.

(d)	Related party transactions during the nine month periods ended September 30, 2005 and 2004:

As of January 1, 2005, the Company and Bronx no longer have any related party transactions with regards to office expenses, loans, benefits and rent.

Paid management fees to a company related by common management and directors $180,000 (2004: $135,000);

As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, pursuant to the non-brokered private placement dated December 13, 2004, 1,250,000 units of the Company at $0.20 per unit for proceeds to the Company of $250,000. Each unit consists of one common share and one-half of one share purchase warrant. One whole share purchase warrant is required to acquire one additional common share at $0.25 per common share for a period of 24 months.

Two directors of the Company participated in the non-brokered private placement dated October 25, 2004, whereby they acquired a total of 300,000 units of the Company at $0.10 per unit.

During the nine month period ended September 30, 2004, the Company entered into non-brokered private placement financing agreements with Bronx, a related party. The Company has issued to Bronx, 1,250,000 common shares of the Company at $0.32 per share for total proceeds of $400,000 and 2,750,000 common shares of the Company at $0.30 per share for total proceeds of $825,000.

10.	Purchase of net revenue sharing

In June 2003, Action entered into an agreement with Atlantis Casino (“Atlantis”) whereby Atlantis purchased a 35% interest in Action’s monthly net revenues for US $1,000,000. During 2004, the parties entered into an agreement (the “Purchase Back Agreement”) whereby Action purchased back the 35% interest in Action’s monthly net revenues from Atlantis for US $1,000,000 of which US $327,620 remained outstanding as at December 31, 2004. As of March 8, 2005, the outstanding amount was fully paid by the Company. The Company and Action have no further obligations whatsoever to Atlantis.

11. Income taxes

	December 31	December 31
	2004	2003
Future income tax assets
Non-capital loss carry-forwards for Canadian	$	$
purposes	7,883,567	7,041,796
Capital losses	979,548	905,088
Excess of unamortized capital cost over net book value of fixed assets	223,723	61,661
Exploration expenditures for Canadian purposes
Unused cumulative Canadian exploration expenses	6,370	6,370
Unused cumulative foreign exploration and development expenses	262,527	262,527

	9,355,735	8,277,442
Tax rate - 38.00%	3,555,179	3,145,428
Valuation allowance	(3,555,179)	(3,145,428)

	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements. For Canadian income tax purposes, the exploration and development expenses can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $979,548 which can be carried forward indefinitely. The Company has available non-capital losses which may be carried-forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2005		$158,221
2006	708,311

2007	1,108,651

2008	1,049,307

2009	1,578,410

2010	2,315,756

2014	964,911

	$7,883,567

The benefit of these losses has not been recorded in these financial statements.

12.	Commitments

(a)	Pursuant to agreements entered into with various parties, Action is required to make the following payments:

(i)	Interactive gaming license

Annual license fee of US $10,000;

(ii)	Kahnawake server park rent

Monthly user fee of US $10,000;

(on a sliding scale, Kahnawake charges the Company for any additional increase in band width costs as they are incurred)

(iii)	Financial transaction fees

Minimum monthly fee of US $2,000 for the credit card transactions, plus bank surcharges and other charges or fees imposed by banks for handling credit card transactions;

(iv)	Software Licensing Fees

Set up fee — US $13,260 (already paid)

Monthly Hosting & Support fee — US $2,660

License Fee – calculated based on monthly casino results on a sliding scale basis

(b)	Lease commitments

The Company has entered into an operating lease expiring in 2006 for office space. The minimum rental commitments under the operating lease are as follows:

Expiry Date	Amount
2005	$14,775
2006	$14,775

13.	Subsequent events

Subsequent to the nine month period ended September 30, 2005, a total of 50,000 employee stock options were exercised at a price of $0.12 per common share for total proceeds to the Company of $6,000, a total of 27,500 employee stock options at exercise prices ranging between $0.12 and $0.18 per common share were cancelled and a total of 25,000 employee stock options were granted at an exercise price of $0.29 per common share vested over a period of two years.

Subsequent to the nine month period ended September 30, 2005, the Company donated the sum of $1,500 to St. Vartan’s Armenian Apostolic Church in support of its charitable work for the B.C. Children’s Hospital.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, Chairman & C.F.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the issuer) for the interim period ending September 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 17, 2005.

“Bedo H. Kalpakian”

Bedo H. Kalpakian
Chairman & C.F.O.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Jacob H. Kalpakian, President & C.E.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the issuer) for the interim period ending September 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 17, 2005.

“Jacob H. Kalpakian”

Jacob H. Kalpakian
President & C.E.O.